SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Russ Berrie and Company, Inc.

___________________________________________

(Name of Issuer)

Common stock, $0.10 stated value

___________________________________________

(Title of Class and Securities)

782233100

___________________________________________

(CUSIP Number of Class of Securities)

Third Avenue Management LLC

Attn: Mr. David Barse

622 Third Avenue, 32nd Floor

New York, NY 10017

(212) 888-2290

___________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 13, 2006

_________________________________________

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 782233100	13D

___________________________________________________________________

(1) NAMES OF REPORTING PERSONS

Third Avenue Management LLC	I.D. No. 01-0690900

___________________________________________________________________

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)
(b)

___________________________________________________________________

(3) SEC USE ONLY

___________________________________________________________________

(4) SOURCE OF FUNDS

WC

___________________________________________________________________

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

___________________________________________________________________

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

___________________________________________________________________

(7) SOLE VOTING POWER

NUMBER OF SHARES

BENEFICIALLY	3,525,810 shares

OWNED BY EACH

REPORTING PERSON	________________________________
WITH	(8) SHARED VOTING POWER

0 shares
________________________________
(9) SOLE DISPOSITIVE POWER

3,619,285 shares
________________________________
(10) SHARED DISPOSITIVE POWER
0 shares

___________________________________________________________________

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,619,285 shares

___________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES

CERTAIN SHARES ☐ ___________________________________________________________________

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

17.4%

___________________________________________________________________

(14) TYPE OF REPORTING PERSON

IA

___________________________________________________________________

Note: All shares identified above are shares of the Company’s class of common stock, and the percentage in Row 13 above relates to such class of common stock.

Item 1. Security and Issuer

The securities to which this statement on Schedule 13D relates are the common stock, $.10 stated value (the "Common Stock"), of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), with principal executive offices at 111 Bauer Drive, Oakland, New Jersey 07436.

Item 2. Identity and Background

(a) This statement is filed by Third Avenue Management LLC ("TAM"). The executive officers of TAM are:

•	Martin J. Whitman: Co-Chief Investment Officer of TAM.

•	Curtis Jensen: Co-Chief Investment Officer of TAM.

•	David Barse: Chief Executive Officer of TAM.

•	Vincent J. Dugan: Chief Financial Officer of TAM.

•	W. James Hall: General Counsel and Secretary of TAM.

(b) The address of the principal business and principal office of TAM and its executive officers is:

622 Third Avenue, 32nd Floor, New York, NY 10017.

(c) The principal business of TAM, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, sub-advised accounts and individually managed separate accounts. The principal occupation of each of its executive officers is to act in the capacity listed above.

(d) Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) TAM is a limited liability company organized under the laws of the State of Delaware. Each of its executive officers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts. Certain portfolios of these funds have used working capital to purchase shares of Common Stock upon the orders of TAM acting as adviser or sub-adviser. Advised funds: Aegon/TransAmerica Series of the Third Avenue Value Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $3,991,378.75 to acquire 256,700 shares of Common Stock; Met Investors Series Trust of the Third Avenue Small Cap Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $6,877,265.81 to acquire 336,290 shares of Common Stock; Third Avenue Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $18,830,543.10 to acquire 901,300 shares of Common Stock; Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has expended $8,262,595.43 to acquire 398,300 shares of Common Stock; Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $631,450.02 to acquire 32,000 shares of Common Stock; LODH Invest - The US Expertise Fund, an offshore fund for which TAM acts as investment advisor, has expended $276,310.02 to acquire 15,000 shares of Common Stock; OFI Select-Third Avenue US Equity Fund (SICAV), an offshore fund for which TAM acts as investment advisor, has expended $276,310.02 to acquire 15,000 shares of Common Stock; various separately managed accounts for which TAM acts as investment advisor have expended a total of $27,280,806.85 to acquire 1,669,595 shares of Common Stock. TAM plans to use the available capital of these funds and accounts in any future purchases of Common Stock.

Item 4. Purpose of Transaction

TAM acquired the Common stock for investment purposes and previously reported its beneficial ownership on Schedule 13G.

TAM is considering the possible purchase of up to 5 million additional shares of Common Stock from The Russell Berrie Foundation, a New Jersey nonprofit corporation, The Estate of Russell Berrie and The Russell Berrie 2002A Trust. In this regard, TAM has entered into an agreement with the Company dated January 23, 2006 with respect to the provision by the Company of nonpublic information relating to the Company and other matters (the "Agreement"), a copy of which is filed herewith as Exhibit 1. TAM has made no decision with respect to such a purchase, and there can be no assurance that any such purchase will be proposed or consummated. If TAM were to purchase 5 million shares of Common Stock currently held by such stockholders, TAM would beneficially own, including the approximately 3.6 million shares of Common Stock currently beneficially owned by TAM, Common Stock representing approximately 41% of the outstanding Common Stock. In addition, although no decision has been made by TAM as to whether it will propose such purchase or the price or the form of consideration in any such purchase, TAM expects that it would propose in any such transaction a per share purchase price lower than the current trading price of the Common Stock on the New York Stock Exchange. The Agreement provides that TAM and its affiliates, agents, representatives or controlling persons may not, for a period of six months from the date of the Agreement, acquire or agree to acquire, directly or indirectly, beneficial ownership in excess of 5% of any class of securities of the Company or any of its affiliates in addition to the securities held by TAM on January 23, 2006, the date of the Agreement. As a result, any such purchase or agreement to purchase such Common Stock owned by these stockholders would require the consent of the Company. There can be no assurance that the Company would consent to any such purchase of Common Stock. In the event TAM were to acquire the Common Stock from these stockholders, TAM intends to seek, in connection with any such purchase, a change in the current membership of the Board of Directors of the Company and would expect to replace the directors of the Company who serve as trustees of The Russell Berrie 2002A Trust or The Russell Berrie Foundation.

TAM has had discussions with another stockholder of the Company with respect to a possible purchase of Common Stock, and has worked with such other shareholder in meeting with representatives of the Company and in connection with reviewing and evaluating information with respect to the Company. However, TAM has no agreement, arrangement or understanding with such other shareholder with respect to the Common Stock or the Company and there can be no assurance that any such agreement, arrangement or understanding will be reached, or that any transaction between TAM and such other stockholder relating to the Common Stock or the Company will be proposed or consummated.

TAM may also in the future contact the Company from time to time to express TAM's views regarding the business and operations and other matters related to the Company and may seek to influence the Company with respect to actions under consideration by the Company.

The foregoing represents the transactions and actions currently under consideration by TAM with respect to the Common Stock. The transactions and actions currently under consideration are subject to change at any time. Among other things, subject to the terms of the Agreement, TAM may seek to acquire additional shares of Common Stock in the open market, in private transactions other than as set forth above or otherwise, may seek to sell all or a portion of the Common Stock currently held by it or may seek to propose or consummate a transaction with respect to the Common Stock or the Company other than as set forth above.

Except as set forth above, TAM has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a-b)     The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 3,619,285 shares of the common stock of the Company, constituting approximately 17.4% of the 20,824,480 shares outstanding.

A. Aegon/TransAmerica Series of the Third Avenue Value Portfolio

(a) Amount beneficially owned: 256,700 shares.

(b) Percent of class: 1.2%

(c) Number of shares as to which TAM has:

(i) Sole power to vote or direct the vote: 256,700

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 256,700

(iv) Shared power to dispose or direct the disposition: 0

B. Met Investors Series Trust of the Third Avenue Small Cap Portfolio

(a) Amount beneficially owned: 336,290 shares.

(b) Percent of class: 1.6%

(c) Number of shares as to which TAM has:

(i) Sole power to vote or direct the vote: 336,290

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 336,290

(iv) Shared power to dispose or direct the disposition: 0

C. Third Avenue Small Cap Value Fund

(a) Amount beneficially owned: 901,300 shares.

(b) Percent of class: 4.3%

(c) Number of shares as to which TAM has:

(i) Sole power to vote or direct the vote: 901,300

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 901,300

(iv) Shared power to dispose or direct the disposition: 0

D. Third Avenue Value Portfolio of the Third Avenue Variable Series Trust

(a) Amount beneficially owned: 398,300 shares.

(b) Percent of class: 1.9%

(c) Number of shares as to which TAM has:

(i) Sole power to vote or direct the vote: 398,300

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 398,300

(iv) Shared power to dispose or direct the disposition: 0

E. Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund

(a) Amount beneficially owned: 32,000 shares.

(b) Percent of class: 0.2%

(c) Number of shares as to which TAM has:

(i) Sole power to vote or direct the vote: 32,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 32,000

(iv) Shared power to dispose or direct the disposition: 0

F. LODH Invest - The US Expertise Fund

(a) Amount beneficially owned: 15,000 shares.

(b) Percent of class: 0.1%

(c) Number of shares as to which TAM has:

(i) Sole power to vote or direct the vote: 15,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 15,000

(iv) Shared power to dispose or direct the disposition: 0

G. OFI Select-Third Avenue US Equity Fund (SICAV)

(a) Amount beneficially owned: 10,100 shares.

(b) Percent of class: 0.05%

(c) Number of shares as to which TAM has:

(i) Sole power to vote or direct the vote: 10,100

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 10,100

(iv) Shared power to dispose or direct the disposition: 0

H. Third Avenue Management Separately Managed Accounts

(a) Amount beneficially owned: 1,669,595 shares.

(b) Percent of class: 8.0%

(c) Number of shares as to which TAM has:

(i) Sole power to vote or direct the vote: 1,576,120

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 1,669,595

(iv) Shared power to dispose or direct the disposition: 0

(c) Third Avenue Management Separately Managed Accounts sold 13,100 shares of Common Stock at a price of $11.10 per share on December 28, 2005; 250 shares at $11.40 per share on December 30, 2005; 2000 shares at $11.97 per share on January 9, 2006; 375 shares at $12.02 per share on January 30, 2006; 225 shares at $12.50 per share on February 9, 2006; and 100 shares at $12.53 per share on February 10, 2006. All such sales were effected on the New York Stock Exchange.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock other than the funds and accounts identified above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 23, 2006, TAM entered into the Agreement with the Company. The Agreement provides that, for six months from its date, TAM and its affiliates, directors, officers, employees, advisors, agents, representatives and controlling persons (collectively, "Representatives") may not acquire or agree to acquire, directly or indirectly, any property of the Company and its affiliates, or "beneficial ownership" (within the meaning of the New Jersey Shareholder Protection Act) in excess of 5% of any class of securities of the Company or any of its affiliates, in addition to securities held by TAM as of the date of the agreement (but excluding debt securities), or propose to enter into any merger, consolidation, recapitalization, business combination, partnership, joint venture or other similar transaction involving the Company or any of its affiliates. For twelve months, TAM has agreed that neither TAM nor its Representatives may make or in any way participate in a solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or its affiliates. The Agreement also contemplates the provision by the Company to TAM of certain non-public information regarding the Company, to be used by TAM solely in evaluating a possible negotiated transaction between TAM, acting on behalf of investment advisory clients, and the Company or one or more of such stockholders regarding an acquisition of all or a portion of the assets or shares of the Company.

Item 7. Material to be Filed as an Exhibit

Exhibit 1: Letter agreement, dated January 23, 2006, between TAM and the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2006

THIRD AVENUE MANAGEMENT LLC

By /s/ David M. Barse

_______________________________

David M. Barse

Chief Executive Officer